5450 W Sahara Ave.

Suite 300A

Las Vegas, NV 89146

702 900 7022 phone Web Cytta.com

October 18, 2021

Attn: Priscilla Dao; Jeff Kauten; Kathryn Jacobson & Robert Littlepage

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Re:	Cytta Corp.
Amendment No. 2 to Registration Statement on Form S-1 Filed October 1, 2021 File No. 333-257458

Ladies and Gentlemen:

Cytta Corp. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated October 14, 2021, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

1.

We reissue prior comment 2. It appears some portion of the "Common stock issued and to be issued for cash" should be reported as a liability pending issuance of the underlying shares as of September 30, 2020. Please advise or revise. In addition, if applicable please

•	update Note 3 to disclose the related restatement; and
•	ask your auditor to address this matter in their audit report.

Response: We have edited the description on the Statement of Changes in Stockholders’ Equity for the Year Ended September 30, 2020. The amounts for stock to be issued have been reclassified as a liability. We have updated Note 3 to disclose the changes made to the related statement from Amendment No.1 to Amendment No. 2. The auditor’s report addresses this matter.

2.

We note the line items "Capital stock to be issued for cash" and "Capital stock to be issued for accounts payable" for the period ended June 30, 2020. It appears that these amounts should be reported as a liability instead of equity. Please advise or revise and update Note 3, as appropriate.

Response: We have revised the respective Statement of Changes in Stockholders’ Equity and updated Note 3 as instructed.

Thank you for your assistance and review.

Sincerely,

Cytta Corp.

/s/ Gary Campbell

Gary Campbell

Chief Executive Officer